

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 19, 2015

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York 10022

Re: Morgan Stanley Global Investment Solutions – Thematic Strategies: Global Recovery,
Series 1; File No. 333-202122

Dear Mr. Belitsky:

        On February 17, 2015, you filed a registration statement on Form S-6 for Morgan Stanley
Global Investment Solutions – Thematic Strategies: Global Recovery, Series 1 (the "Fund"). We
have reviewed the registration statement, and have provided our comments below.   For
convenience, we generally organized our comments using headings and defined terms from the
registration statement. Where a comment is made in one location, it is applicable to all similar
disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary – Investment Concept and Selection Process

Page 2

    1. Does the Fund's principal strategy include investments in emerging markets issuers? If so,
please add clarifying disclosures in the strategy section and include corresponding risk disclosures.

    2. Please disclose that the portfolio of the Fund will include foreign securities through
investments in ADRs or GDRs. Please highlight risks associated with such investment products in
the "Investment Summary – Principal Risk Factors" section.

    3. The disclosure states that the Fund may continue to purchase or hold securities,
notwithstanding the fact that Morgan Stanley Wealth Management Research may have revised its
opinion with respect to individual securities that are listed in the February 10, 2015 report. Please
revise the statement to clarify that the Fund "<u>will</u>" continue to purchase and hold trust securities,
subject to some limited exceptions to the extent certain securities are not available for purchase.

Investment Summary – ETFs

Page 2

4. In your response letter, please confirm that the Fund will not be concentrated in any particular industry. Please confirm that to the extent an underlying ETF concentrates in a particular industry, the Fund will be deemed to concentrate to the same extent.

5. It is disclosed that "[by] investing in shares of ETFs, you will incur greater expenses than you would incur if you invested directly in the underlying ETFs in the trust." To the extent that the disclosure aims to draw attention to the fact that investors will pay the Fund's expenses, in addition to expenses of the ETFs, please revise the above statement to state that as a result of their an investment in <u>units of the Fund</u>, holders will incur greater expenses than if they invested directly in the underlying ETFs.

Investment Summary – Principal Risk Factors

Page 3

6. Please revise the second bullet point of the ETF risks to clearly state that ETFs may trade at a discount or a premium to its net asset value. Please disclose that to the extent an ETF trades at a discount, the Fund may receive less than the net asset value amount if selling the ETF, or if trading at a premium, that the Fund may pay more than the net asset value amount.

Description of the Trust – Objective of the Trust

7. The section states that the Fund's objective is "to provide capital appreciation with dividend income as a secondary objective through a convenient and cost effective investment in in a fixed portfolio … selected by the Sponsor." As noted earlier in the registration statement, shareholders will incur greater expenses if they invest in units than if they invested directly in Fund's underlying ETFs. Please revise the statement in this section or explain why an investment in units of the Fund is deemed to be cost effective.

GENERAL COMMENTS

8. In your response letter, please provide a status update regarding the exemptive application you have filed with the staff.

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

10. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6908.

Sincerely,

/s/ Asen Parachkevov

Asen Parachkevov
Attorney Adviser